UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
                 (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F    [_]          Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes     [_]                  No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________.

On February 11, 2003, Husky Energy Inc. announced its quarterly dividend for the three-month period ended December 31, 2002. The press release is attached hereto as Exhibit A.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HUSKY ENERGY INC.



                                        By: /s/  John C. S. Lau
                                            -----------------------------------
                                                 John C.S. Lau
                                                 President & Chief
                                                 Executive Officer



                                        By: /s/  James D. Girgulis
                                            -----------------------------------
                                                 James D. Girgulis
                                                 Vice President, Legal &
                                                 Corporate Secretary


Date:  February 12, 2003

                                                                       EXHIBIT A
                                                                       ---------


HUSKY ENERGY

News Release

February 11, 2003


                    HUSKY ENERGY ANNOUNCES QUARTERLY DIVIDEND

On Tuesday, February 11, 2003, the Board of Directors of Husky Energy Inc. declared a quarterly dividend for the three-month period ended December 31, 2002 of $0.09 per share on its common shares, payable on April 1, 2003 to shareholders of record at the close of business on February 28, 2003.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

                                      -30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Richard M. Alexander                              Michael   Lawrence
Vice President, Investor Relations                Senior Communications Advisor
& Corporate Communications                        Corporate Communications
Husky Energy Inc.                                 Husky Energy Inc.
(403) 298-6952                                    (403) 298-6587




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707 8th Avenue S.W., Box 6525, Station D,                        (403) 298-6111
Calgary, Alberta T2P 3G7